Cohen & Steers

280 Park Avenue

New York, NY 10017

July 3, 2013

Securities and Exchange Commission

Filing Desk

100 F. Street N.E.

Washington, D.C. 20549

Re:	Joint Insured Fidelity Bond of:
Cohen & Steers Closed-End Opportunity Fund, Inc. (File No. 811-21948)
Cohen & Steers Dividend Majors Fund, Inc. (File No. 811-21633)
Cohen & Steers Global Income Builder, Inc. (File No. 811-22057)
Cohen & Steers Infrastructure Fund, Inc. (File No. 811-21485)
Cohen & Steers Quality Income Realty Fund, Inc. (File No. 811-10481)
Cohen & Steers REIT and Preferred Income Fund, Inc. (File No. 811-21326)
Cohen & Steers Select Preferred and Income Fund, Inc. (File No. 811-22455)
Cohen & Steers Total Return Realty Fund, Inc. (File No. 811-07154)
Cohen & Steers Limited Duration Preferred and Income Fund, Inc. (File No. 811-22707)

Ladies and Gentlemen:

Enclosed for filing on behalf of the above-referenced registered investment management companies (the “Funds”) pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, are the following documents:

(i)	A copy of the endorsement to the joint Fidelity Bond (the “Bond”), extending coverage through December 31, 2013, issued by St. Paul Fire and Marine Insurance Company insuring the Funds is attached as Exhibit 1;

(ii)	A copy of the joint Fidelity Bond Agreement between the joint insureds in accordance with Rule 17g-1(f) is attached as Exhibit 2; and

(iii)	A copy of the resolutions of the Directors of each Board, a majority of whom are not “interested persons” of the Funds, approving the extension until December 31, 2013 of the Bond is attached as Exhibit 3.

The premiums for the bond will be appropriately paid from June 30, 2013 through December 31, 2013.

This filing supplements the fidelity bond filing made with the Securities and Exchange Commission on August 9, 2012 (Accession number 0001193125-12-347920).

If there are any questions regarding this filing, please contact the undersigned at (212) 832-3232.

Very truly yours,

/s/ Tina M. Payne

Tina M. Payne
Assistant Secretary